Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	3 Months Ended March 31,	12 Months Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings, as defined:
Income Before Income Taxes	$81	$278	$246	$298	$216	$84

Total fixed charges as below	30	114	143	159	190	198
Less capitalized interest	1	2	3	1		1
Total fixed charges included in Income Before Income Taxes	29	112	140	158	190	197

Total earnings	$110	$390	$386	$456	$406	$281

Fixed charges, as defined:
Interest on long-term debt	$26	$94	$109	$131	$151	$176
Interest on short-term debt and other interest	2	13	23	13	22	7
Amortization of debt discount, expense and premium - net	2	6	7	8	9	7
Estimated interest component of operating rentals		1	4	7	8	8

Total fixed charges (a)	$30	$114	$143	$159	$190	$198

Ratio of earnings to fixed charges	3.7	3.4	2.7	2.9	2.1	1.4

Preferred stock dividend requirements on a pre-tax basis	$7	$28	$27	$24	$4	$4
Fixed charges, as above	30	114	143	159	190	198
Total fixed charges and preferred stock dividends	$37	$142	$170	$183	$194	$202
Ratio of earnings to combined fixed charges and preferred stock dividends	3.0	2.7	2.3	2.5	2.1	1.4

(a)	Interest on unrecognized tax benefits is not included in fixed charges.